SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Exhibit

1. English translation of letter dated December 28, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, December 28, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE: Information Title XII, Chapter I, sections 2 and 3 from the Argentine Securities and Exchange Commission Rules (“CNV”) (NT 2013)

I am writing to you as Attorney in Fact of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you the following:

1)	In the context of the incorporation by merger of Cablevisión S.A. (“Cablevisión”) into Telecom Argentina, and in accordance with the terms of the Preliminary Merger Agreement dated June 30, 2017 and the Final Merger Agreement granted on October 31, 2017, it was estimated that the Company would be able to assume the operations of Cablevisión beginning 12:00 am on January 1, 2018, those establishing the effective date of the merger (the “Merger Effective Date”). As a consequence, and in order to facilitate the renewal of the Boards of Directors by the new controlling shareholder, today resignation notes were received, that will become effective as of the Merger Effective Date, of the regular directors: Mr. Baruki Luis Alberto González, Mr. Saturnino Jorge Funes, Mr. Carlos Alejandro Harrison, Mr. Eduardo Javier Villegas Contte, Mr. Martín Héctor D’Ambrosio, Mr. Pedro Chomnalez and Mr. Alejandro Macfarlane and of the alternate directors: Ms. Delfina Aira, Mr.Javier Errecondo, Mr. José Luis Galimberti, Mr. Ignacio Villarroel, Mr. José Carlos Cura and Mr. Gabriel Hugo Fissore.

2)	On a meeting held today, the Board of Directors of Telecom Argentina accepted the resignations submitted by the directors and its alternates as described in the aforementioned item and requested to the Supervisory Committee to designate, with effects as of the Merger Effective Date and until the celebration of the next Shareholders’ Meeting , in accordance with what is foreseen in section 258, second paragraph, of the General Corporate Law: (i) the replacements of the seven (7) regular directors and six (6) alternate directors whose resignations were considered by the Board of Directors today; and (ii) two (2) alternate directors to cover the vacancies generated by the assumption of two alternate directors as regular directors, vacancies not covered to date .

3)	The Supervisory Committee appointed Mr. Alejandro Alberto Urricelqui, Mr. Sebastián Bardengo, Mr. Ignacio José María Sáenz Valiente, Mr. Damián Fabio Cassino, Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio and Mr. Germán Horacio Vidal as regular directors, and Ms. María Lucila Romero, Mr. Sebastián Ricardo Frabosqui Díaz, Mr. Matías Alejandro Fredriks, Mr. Nicolás Sergio Novoa, Mr. José Carlos Cura, Mr. Miguel Ángel Graña, Mr. Baruki Luis Alberto González and Mr. Saturnino Jorge Funes as alternate directors, in all the cases to hold office since the Merger Effective Date and until the celebration of the next Shareholders´ Meeting (section 258, second paragraph, from the General Corporate Law).

Ms. María Lucila Romero, Mr. Sebastián Ricardo Frabosqui Díaz, Mr. Matías Alejandro Fredriks and Mr. Nicolás Sergio Novoa will be able to replace, indistinctly, Mr. Alejandro Alberto Urricelqui, Mr. Sebastián Bardengo, Mr. Ignacio José María Sáenz Valiente and Mr. Damián Fabio Cassino. Mr. José Carlos Cura and Mr. Miguel Ángel Graña will be able to replace, indistinctly, Mr. Carlos Alejandro Harrison and Mr. Martín Héctor D´Ambrosio. Finally, Mr. Baruki Luis Alberto González and Mr. Saturnino Jorge Funes will be able to replace, indistinctly, Mr. Mariano Marcelo Ibáñez and Mr. Germán Horacio Vidal.

4)	Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio, Mr. José Carlos Cura y Mr. Miguel Ángel Graña qualify as independent directors according to both the CNV Rules and the U.S.Securities & Exchange Commission (“SEC”) Rules . Mr. Germán Horacio Vidal qualifies as independent only according to the rules of the SEC. The remaining regular and alternate directors qualify as non-independent.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	December 28, 2017	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations